[redacted]

15027757

SECURI ... ION

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OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68282

*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2014 AND ENDING September 30, 2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amherst Pierpont Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue 15th floor
(No. and Street)

New York (City) NY (State) 10167 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2015
REGISTRATIONS BRANCH
11

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Santangelo 646 776-7767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Michael Santangelo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amherst Pierpont Securities LLC, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer M Martin
Notary Public-Connecticut
My Commission Expires
June 30, 2020

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Amherst Pierpont Securities LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Amherst Pierpont Securities LLC and its subsidiaries at September 30, 2015 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 30, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Amherst Pierpont Securities LLC (formerly Pierpont Securities LLC)
Consolidated Statement of Financial Condition
September 30, 2015

Assets		
Cash and cash equivalents	$	109,016,501
Cash segregated under federal regulations		14,000,000
Securities borrowed		1,859,614,171
Securities purchased under resale agreements, net at fair value		6,832,140,818
Deposits at clearing organizations		236,132,598
Receivable from broker-dealers and clearing organizations, net		160,386,694
Receivable from customers		60,477,706
Financial instruments owned, at fair value (including securities pledged of $3,375,545,722)		3,693,910,515
Accrued interest receivable		18,245,977
Fixed assets and leasehold improvements, net		7,536,188
Security deposits		981,562
Other assets		3,740,017
Total assets	$	12,996,182,747
Liabilities		
Securities loaned	$	542,864,657
Securities sold under repurchase agreements at fair value, net		10,664,025,945
Payable to broker-dealers and clearing organizations, net		106,993,834
Payable to customers		114,475,523
Securities sold, not yet purchased, at fair value		1,216,717,300
Accrued interest payable		8,719,171
Other liabilities		40,405,429
Total liabilities		12,694,201,859
Commitments (Note 10)		
Member's equity		
Member's equity		301,980,888
Total liabilities and member's equity	$	12,996,182,747

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Nature of Business

Amherst Pierpont Securities LLC ("APSL"), (formerly Pierpont Securities LLC), is a limited liability company whose ultimate parent company is Pierpont Capital Holdings LLC (the "Parent" or the "Member"). APSL, headquartered in New York, provides institutional and middle market clients with access to a broad range of fixed income products including mortgage products, investment grade credit, U.S. Government and federal agency securities and structured products banking and advisory services.

On October 10, 2014, the Parent consummated a business combination transaction (the "transaction") which involved the Parent's acquisition of 100% of Amherst ASG Holdings LLC (including its subsidiary broker dealer, Amherst Securities Group, LP ("ASGLP"), from Amherst Holdings LLC. ASGLP was a fixed-income broker-dealer focused on mortgage related, asset-backed and structured finance investments. Refer to footnote 13 for further information on the business combination.

APSL is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The accompanying consolidated statement of financial condition refers to APSL and its subsidiary, Freedom Depository LLC, ("FDLLC"), together as the "Company". FDLLC, a limited liability company, was acquired by APSL in connection with the transaction and was originally organized with the sole purpose of facilitating securitizations done by the ASGLP through the issuance and sale of securities.

2. Significant Accounting Policies

Basis of Presentation
The Company's consolidated statement of financial condition includes the accounts of the Company and its subsidiary. All material intercompany balances have been eliminated. The Company's consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the consolidated statement of financial condition is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Although these assumptions are based on the best available information, actual results may be different from these estimates.

Cash and Cash Equivalents
Cash and cash equivalents as of September 30, 2015 are comprised of cash in bank accounts totaling $109,016,501. At September 30, 2015, there were no cash equivalents.

At September 30, 2015, $14,000,000 has been segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

At September 30, 2015, $109,016,501 of cash and cash equivalents and the $14,000,000 of segregated cash were deposited with two financial institutions.

Fixed Assets
Fixed assets are carried at cost, net of accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over the estimated useful life of the asset of three to five years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Computer equipment and software are depreciated on a straight-line basis over the estimated useful life of the asset of three years.

Security Deposits
Security deposits at September 30, 2015 of $981,562 have been deposited under operating lease agreements on the Company's facilities.

Other Assets and Other Liabilities
Other assets primarily represent prepaid expenses including employee compensation and benefits.

Other liabilities include accrued expenses and cash collateral received from counterparties. Cash bonuses guaranteed to employees as part of employment contracts are accrued and expensed over the service period.

Financial Instruments Owned and Securities Sold, Not Yet Purchased, at Fair Value
The sales and trading of financial instruments are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net in the consolidated statement of financial condition. Financial instruments owned and securities sold, not yet purchased, are stated at fair value.

Collateralized Agreements
Transactions involving borrowed securities, securities loaned, securities purchased under resale agreements ("resale agreements") or securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized agreements or financings. The Company elected to account for its resale and repurchase agreements at fair value under the fair value option. For further discussion, please refer to footnote 6 of the consolidated statement of financial condition. Securities borrowed and securities loaned are recorded at the amount of cash collateral deposited or received. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company has pledged $3,375,545,722 of its financial instruments owned to counterparties that have the right to repledge these securities. The Company has no financial instruments pledged to counterparties that do not have the right to repledge the securities.

The Company has the right to sell or repledge all of the securities it has received under securities borrowed and securities resale agreements. These repledged securities have been used in the normal course of business.

At September 30, 2015, the Company has securities borrowed, resale agreements, securities loaned and repurchase agreements as follows:

	Borrowed Securities	Resale Agreements
Gross balance	$ 1,891,094,098	$ 27,439,766,626
Market value of collateral received	$ 1,845,112,972	$ 27,843,230,322

	Securities Loaned	Repurchase Agreements
Gross balance	$ 574,344,584	$ 31,274,209,155
Market value of collateral pledged	$ 568,552,304	$ 31,408,358,780

Please refer to footnote 5 about the Company's netting policy. The Company's counterparties to its repurchase agreements have the right by contract to sell or re-pledge the Company's pledged securities. At September 30, 2015, the Company had off-balance sheet forward commitments to enter into resale and repurchase agreements in the amounts of $2,312,974,028 and $5,472,972,000, respectively.

Income Taxes
No federal or state income taxes have been provided for as APSL is a limited liability company whereby it is not liable for federal or state income tax payments. The Company has reviewed and concluded that there are no uncertain tax claims.

Equity Based Compensation
The Company measures and recognizes equity based compensation for all equity awards based on their estimated fair value as measured on the grant date. The restricted equity incentive plan of the Parent was terminated on October 10, 2014 in connection with the transaction and was replaced with a new plan. There was no impact on the consolidated statement of financial condition related to the termination of the employee compensation plan. See footnote 15 for further information on equity based compensation.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At September 30, 2015, receivable from and payable to broker-dealers consist of the following:

	Receivable	Payable
Receivable related to pending trades, net	$ 43,778,258	$ -
Commodities and clearing brokers	10,916,889	13,766,757
Accrued interest	2,878,894	3,622,182
Fails to deliver / receive	102,812,653	89,604,895
	$ 160,386,694	$ 106,993,834

The Company has an agreement with Pershing LLC (the "Clearing Broker") to clear certain customers' securities transactions on a fully disclosed basis. The agreement also includes provisions related to proprietary accounts of introducing brokers and dealers ("PAB"). The agreement provides for clearing charges at a fixed rate multiplied by the number of trades executed by the Company. Amounts due to the clearing broker consist primarily of the net funds from the settlement of trades and clearing and funding charges.

4. Receivable from and Payable to Customers

Receivable from customers includes debit balances related to securities trades of $60,300,376 which have reached the contractual settlement date and other receivables of $177,330.

Payable to customers includes credit balances related to securities trades which have reached the contractual settlement date of $112,939,605, excess cash collateral received related to off-balance sheet transactions of $1,271,965 and other payables of $263,953.

5. Clearing Arrangement with FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC and FICC becomes the Company's counterparty.

At September 30, 2015, included in the securities purchased under resale agreements, net and securities sold under agreements to repurchase, net on the consolidated statement of financial condition are amounts under contracts with the FICC and with non FICC counterparties. The table below reflects the gross amounts related to these contracts and the netting applied in accordance with applicable accounting guidance at September 30, 2015:

	Resale Agreements	Repurchase Agreements	Accrued Interest receivable	Accrued Interest payable
Gross balance - FICC	$ 20,419,161,500	$ 27,573,020,378	$ 7,181,041	$ 10,004,157
Netting	(19,935,660,250)	(19,935,660,250)	(6,636,025)	(6,636,025)
Net balance - FICC	483,501,250	7,637,360,128	545,016	3,368,132
Gross balance - Non FICC	7,020,605,126	3,701,188,777	2,340,750	249,662
Netting	(675,449,056)	(675,449,056)	(974)	(974)
Net balance - Non FICC	6,345,156,070	3,025,739,721	2,339,776	248,688
Unrealized gains (losses)	3,483,498	(926,096)	0	0
	$ 6,832,140,818	$ 10,664,025,945	$ 2,884,792	$ 3,616,820

At September 30, 2015, the Company has pledged $27,638,787,503 of its securities related to the Company's repurchase agreements to FICC. The Company has pledged $3,769,571,277 of its securities related to repurchase agreements with non FICC counterparties.

Securities borrowed and securities purchased under resale agreements are collateralized by obligations of the U.S. government and its agencies.

At September 30, 2015, included in the securities borrowed and securities loaned on the consolidated statement of financial condition are amounts under contracts with non FICC counterparties. Netting applied to the non FICC securities borrowed and securities loaned was $31,479,927.

6. Fair Value Option for Resale and Repurchase Agreements

Accounting for financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those

assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for resale agreements and for repurchase agreements. This option has been elected as the Company believes that its overall performance is more accurately measured when term resale and repurchase agreements are reported at their fair values. At September 30, 2015, resale agreements and repurchase agreements had unrealized gains of $3,483,498 and unrealized losses of $926,096, respectively..

7. Fair Value

Fair Value Measurement

The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value, are reflected in the consolidated statement of financial condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs are unobservable for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The fair values of certain financial instruments including cash, securities borrowed and loaned, receivables from and deposits with clearing organizations and broker-dealers, security deposits, receivable from and payable to customers, accrued interest receivable and payable, payables to broker-dealers, and accrued payables are considered to approximate their respective carrying values due to their liquidity and short-term nature. These assets and liabilities are considered to be Level 2.

Determination of Fair Value

The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

Resale and Repurchase Agreements

To estimate the fair value of resale and repurchase agreements, cash flows are first evaluated taking into consideration the value and relative availability of the underlying collateral which are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are classified within Level 2 of the valuation hierarchy.

Securities and Exchange Traded Futures and Options

Where quoted prices for identical securities are available in an active market, instruments are classified in Level 1 of the valuation hierarchy. Level 1 instruments include highly liquid government bonds, and exchanged traded futures and options, for which there are quoted prices in active markets.

If quoted market prices are not available for the specific position, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. These transactions are classified within Level 2 of the valuation hierarchy.

The following table presents the investments carried on the consolidated statement of financial condition by level within the hierarchy as of September 30, 2015.

	Level 1	Level 2	Level 3	Balance as of September 30, 2015
Financial instruments owned, at fair value				
U.S. Treasury securities	$ 274,005,598	$ -	$ -	$ 274,005,598
U.S. Government agency securities	-	2,907,182,746	-	2,907,182,746
Corporate debt securities	-	480,077,253	-	480,077,253
Exchange traded options	392,814	-	-	392,814
Forward settling trades	-	32,252,104	-	32,252,104
Total	274,398,412	3,419,512,103	-	3,693,910,515
Resale Agreements	$ -	$ 6,832,140,818	$ -	$ 6,832,140,818
Securities sold, not yet purchased, at fair value				
U.S. Treasury securities	$ 923,223,778	$ -	$ -	$ 923,223,778
U.S. Government agency securities	-	20,526,705	-	20,526,705
Corporate debt securities	-	234,031,749	-	234,031,749
Exchange traded options	350,000	-	-	350,000
Forward settling trades	-	38,585,068	-	38,585,068
Total	$ 923,573,778	$ 293,143,522	$ -	$ 1,216,717,300
Repurchase Agreements	$ -	$ 10,664,025,945	$ -	$ 10,664,025,945

8. Derivatives Activities

Derivatives contracts are financial instruments whose value is based upon the value of the underlying asset prices, indices, reference rates or any combination of these factors. The Company uses exchange-traded options and futures, credit default swaps, and forward settling securities trades as part of its trading business, as well as to actively manage risk exposures that arise from its investing in cash instruments.

Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

Swaps. Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

The Company's activities in forward settling trades include transactions in securities that are to be announced ("TBAs") and transactions in which the settlement date is a date beyond the time generally established by regulations or conventions in the market place or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risk.

The Company records its derivative trading activities at fair value. Derivative assets and liabilities are present net, by counterparty, and are included in "Financial instruments owned, at fair value" and "Securities sold, not yet purchased, at fair value," respectively in the consolidated statement of financial condition. The Company does not hold any derivatives designated in a formal hedge relationship under derivatives and hedge accounting.

	September 30, 2015		
	Notional Value	Asset Derivatives, net	Liability Derivatives, net
Exchange traded futures	$ 944,600,000	$ -	$ -
Exchange traded options	4,032,500,000	392,814	350,000
Credit Default Swaps	104,500,000	1,196,022	1,846,398
Forward trades	48,793,321,330	32,645,994	38,915,350
Total	$ 53,874,921,330	$ 34,234,830	$ 41,111,748

9. Fixed assets and Leasehold Improvements, Net

Fixed assets and leasehold improvements, net consisted of the following at September 30, 2015:

	Cost	Accumulated depreciation and amortization	Fixed assets and leasehold improvements, net
Computer equipment and software	$ 10,078,776	(6,473,159)	3,605,617
Leasehold improvements	4,231,360	(1,156,941)	3,074,419
Furniture and office equipment	1,253,762	(397,610)	856,152
	$ 15,563,898	(8,027,710)	7,536,188

10. Commitments

The Company has obligations under operating lease agreements related to its facilities with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space over the Company's fiscal years are listed below:

Year ended September 30,		
2016	$	1,803,564
2017		1,802,984
2018		1,632,510
2019		1,385,633
2020		981,388
Thereafter		932,228
	$	8,538,307

The Company has entered into employment contracts in which the Company agreed to make guaranteed cash payments totaling $8,526,207 to be paid as follows:

Year ended September 30,		
2016	$	6,310,699
2017		1,940,254
2018		275,254
	$	8,526,207

Representations and Warranties
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer in securities. Management believes, based on information currently available, that the results of such actions will not have a material adverse effect on the Company's financial condition.

11. Variable Interest Entities

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company determines whether it is the primary beneficiary of a VIE upon initial involvement with the VIE and reassess whether it is the primary beneficiary of a VIE on an ongoing basis. The

determination of whether the Company is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment.

Considerations in determining the VIE's most significant activities and whether the Company has the power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees.

Variable interests in a VIE are assessed both individually and in aggregate to determine whether the Company has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether the Company's variable interest is significant to the VIE requires significant judgment. In determining the significance of our variable interest, we consider the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, our involvement in the VIE and our market-making activities related to variable interests.

The Company completed several securitization transactions through its subsidiary, FDLLC, a VIE and its related trusts. FDLCC was formed for the limited purpose of purchasing assets and otherwise consummating and carrying out securitization activity for the Company. The Company and FDLLC do not retain any economic interest in the transferred assets or an obligation to absorb losses or the right to receive benefits from the entity through the securitizations.

Management has concluded that it is not required to consolidate the VIE's related to securitized transactions and that sale treatment of the underlying financial transactions is appropriate.

12. Off-Balance Sheet Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis.

13. Business Combination with Amherst ASG Holdings LLC

On October 10, 2014, the closing date, the Parent acquired 100% of Amherst ASG Holdings LLC ("AASG") from Amherst Holdings, LLC ("AHLLC"). The business combination with Amherst ASG Holdings combined organizations which had complementary business focuses and operational infrastructures.

Amherst ASG Holdings was the parent company of Amherst Securities Group, LP, a fixed-income broker-dealer focused on mortgage related, asset-backed and structured finance investments.

The acquisition of AASG by the Parent is being accounted for under the acquisition method of accounting in accordance with FASB ASC 805, "Business Combinations" by the Parent. Accordingly, the assets acquired and liabilities assumed were recorded at their respective acquisition date fair values. The resulting goodwill and identifiable intangible assets are recorded by the Parent. Management has elected not to use push down accounting with respect to goodwill and intangible assets.

The fair value of assets and liabilities that were contributed to the Company by the Parent, as of the acquisition date, are presented below.

Assets		October 10, 2014
Cash and cash equivalents	$	3,261,506
Securities purchased under resale agreements, net at fair value		911,788,921
Receivable from broker-dealers and clearing organizations, net		128,698,619
Financial instruments owned, at fair value		683,677,228
Accrued interest receivable		3,959,108
Fixed assets and leasehold improvements, net		1,441,517
Security deposits		743,542
Other assets		2,094,980
Total assets	$	1,735,665,421
Liabilities		
Securities sold under repurchase agreements at fair value, net	$	1,282,990,784
Payable to broker-dealers and clearing organizations, net		293,640
Securities sold, not yet purchased, at fair value		299,444,348
Accrued interest payable		3,307,510
Other liabilities		23,436,330
Total liabilities		1,609,472,612

14. Related Parties

The Parent, the Company and Pierpont Financial Services LLC, ("PFS"), an affiliate, have entered into a service level agreement ("SLA") whereby the Parent incurs the costs of personnel, insurance, office facilities, computer equipment, software and other services. The Company and PFS reimburse the Parent for these costs under the SLA. At September 30, 2015, in the consolidated statement of financial condition, Other liabilities includes $433,084 due to the Parent related to the reimbursement of expenses under the SLA.

In addition, the Company provides PFS with clearing services, the use of its Stamford office facility, computer equipment, software and other services. At September 30, 2015, there were securities borrowed transactions between the Company and PFS of $39,316,413. The Company's affiliate in Hong Kong, Amherst Pierpont International, Ltd, ("APIL"), provides introducing broker services

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Pierpont Securities LLC:

We have examined Amherst Pierpont Securities LLC's assertions, included in the accompanying Rule 17a-5 Statement of Compliance, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended September 30, 2015 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of September 30, 2015 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of September 30, 2015, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule Rule 2340 of the National Association of Securities Dealers and Rule 409 of the New York Stock Exchange (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended September 30, 2015, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2015, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2015 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Amherst Pierpont Securities LLC's compliance with the financial responsibility rules.

pwc

Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Amherst Pierpont Securities LLC's assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

New York, NY
November 30, 2015

pwc

Report of Independent Accountants

To the Members of Amherst Pierpont Securities LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Amherst Pierpont Securities LLC for the year ended September 30, 2015, which were agreed to by , the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Amherst Pierpont Securities LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended September 30, 2015. Management is responsible for Amherst Pierpont Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Agreed item 2B, the total payment made as a result of the SIPC-6 mid-year assessment to check 6211 in the amount of $161,250, dated April 29th, 2015, and check 57108 in the amount of $270, dated June 9th, 2015 provided by management, in the aggregate amount of $161,520. Agreed item 2F, the total payment due as a result of the SIPC-7 general assessment to check 57569, dated November 25, 2015, provided by management, in the amount of $142,925.

2. Compared the Total Revenue amount reported on Line 4030 of the aggregated quarterly focus Forms X-17A-5 provided by management for the year ended September 30, 2015 to the Total revenue amount of $221,626,359 reported on page 2, item 2a of Form SIPC-7 for the year ended September 30, 2015, noting a ($2) difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on item 2c(2), Revenues from commodities transactions, of $4,098,912 to the supporting schedule provided by management and to the general ledger. No differences were noted.

    b. Compared deductions on item 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $6,166,387 to supporting schedule provided by management, and the general ledger. No differences were noted.

    c. Compared deductions on item 2c(8), Other revenue not related either directly or indirectly to the securities business, of $534,540 to supporting schedules provided by management, and the general ledger. No differences were noted.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

d. Compared deductions on item 2c(9)(i); Total Interest and dividends expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of Total interest income and dividends, of $89,048,437 to supporting schedule provided by Management, and the general ledger. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $121,778,083 and $304,445, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Amherst Pierpont Securities, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 30, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **9/30/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068282 FINRA SEP
AMHERST PIERPONT SECURITIES LLC
ATTN: PAUL VITALE
AMHERST PIERPONT
245 PARK AVE 15TH FL
NEW YORK NY 10167-0002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Vince DeLaurentis (203) 428 2561

2. A. General Assessment (item 2e from page 2) $ 304,445

B. Less payment made with SIPC-6 filed (**exclude interest**) (161,520)
4/29/15, 6/9/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 142,925

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 142,925

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 142,925

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Amherst Pierpont Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of Nov, 20 15.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2014** and ending **9/30/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 221,626,359
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	4,098,912
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	6,166,387
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Service Level Agreement (Deductions in excess of $100,000 require documentation)	534,540
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 89,048,437	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	99,848,276
2d. SIPC Net Operating Revenues	$ 121,778,083
2e. General Assessment @ .0025	$ 304,445

(to page 1, line 2.A.)